SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                            --------------------

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                              AMENDMENT NO. 6

                  MARKETING SPECIALISTS CORPORATION f/k/a
                        MERKERT AMERICAN CORPORATION
-----------------------------------------------------------------------------
                              (Name of Issuer)

                               Common Stock,
                          Par Value $.01 Per Share
-----------------------------------------------------------------------------
                      (Title of Class and Securities)

                                 590080107
-----------------------------------------------------------------------------
                   (CUSIP Number of Class of Securities)

                               Nick G. Bouras
                            MS Acquisition Ltd.
                         17855 North Dallas Parkway
                                 Suite 200
                            Dallas, Texas 75287
                               (972)860-7520

                                  Copy to:

                           Eileen T. Nugent, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000
-----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               August 8, 2000
-----------------------------------------------------------------------------
                       (Date of Event Which Requires
                         Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )

          Check the following box if a fee is being paid with this
          Statement: ( )




                                 SCHEDULE 13D

     CUSIP No. 590080107
-----------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  MS Acquisition Ltd.

-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  WC
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
-----------------------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          15,835,033
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,485,972
            REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          15,835,033
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
-----------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  19,321,005
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
-----------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          74.9%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  PN
-----------------------------------------------------------------------------



                                 SCHEDULE 13D

     CUSIP No. 590080107
-----------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  MSSC Acquisition Corporation

-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
-----------------------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          15,835,033
       NUMBER OF SHARES            _____________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,485,972
            REPORTING              _____________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          15,835,033
                                   _____________________________________
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
-----------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  19,321,005
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
-----------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          74.9%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  CO
-----------------------------------------------------------------------------



                                 SCHEDULE 13D

     CUSIP No. 590080107
-----------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Richmont Capital Partners I, L.P.

-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
-----------------------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          15,835,033
       NUMBER OF SHARES            _____________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,485,972
            REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          15,835,033
                                    ____________________________________
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
-----------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  19,321,005
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
-----------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          74.9%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  PN
-----------------------------------------------------------------------------



                                 SCHEDULE 13D

     CUSIP No. 590080107
-----------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  J.R. Investments Corp.

-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
-----------------------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          15,835,033
       NUMBER OF SHARES            _____________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,485,972
            REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          15,835,033
                                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
-----------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  19,321,005
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
-----------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          74.9%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  CO



                                 SCHEDULE 13D

     CUSIP No. 590080107
-----------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  John P. Rochon

-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
-----------------------------------------------------------------------------
                                      (7)  SOLE VOTING POWER

                                          15,835,033
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,485,972
            REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          15,835,033
                                   _____________________________________
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
-----------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  19,321,005
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
-----------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          74.9%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  IN


                                       SCHEDULE 13D

     CUSIP No. 590080107
-----------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Nick G. Bouras

-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
-----------------------------------------------------------------------------
                                      (7)  SOLE VOTING POWER

                                          15,835,033
       NUMBER OF SHARES             ____________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,485,972
            REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          15,835,033
                                   _____________________________________
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
-----------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  19,321,005
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
-----------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          74.9%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  IN
-----------------------------------------------------------------------------



                                       SCHEDULE 13D

     CUSIP No. 590080107
-----------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Timothy M. Byrd

-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                  OO
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  TEXAS
-----------------------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          15,835,033
       NUMBER OF SHARES            ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY
             EACH                         3,485,972
            REPORTING                ___________________________________
          PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                          15,835,033
                                   _____________________________________
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
-----------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  19,321,005
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
-----------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         74.9%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                  IN




            This Amendment No. 6 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by MS Acquisition Ltd., a Texas limited partnership ("MS Acquisition"), MSSC Acquisition Corporation, a Delaware corporation ("MSSC"), Richmont Capital Partners I, L.P., a Delaware limited partnership ("RCPI"), J.R. Investments Corp., a Delaware corporation ("JRIC"), John P. Rochon, a citizen of the State of Texas ("Rochon"), Nick G. Bouras, a citizen of the State of Texas ("Bouras"), and Timothy M. Byrd, a citizen of the State of Texas ("Byrd"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Marketing Specialists Corporation, formerly known as Merkert American Corporation, a Delaware corporation (the "Company"). This Amendment amends the Schedule 13D filed by MS Acquisition, MSSC, RCPI, JRIC and Richmont Marketing Specialists Inc. on May 7, 1999, as amended and restated by Amendment No. 1 thereto filed on August 18, 1999, as further amended by Amendment No. 2 thereto filed on January 7, 2000, as further amended by Amendment No. 3 thereto filed on April 3, 2000, as further amended by Amendment No. 4 on June 7, 2000, and as further amended by Amendment No.5 on June 23, 2000.

      The Schedule 13D previously filed is hereby amended by the addition of the following information:


Item 1.   Security and the Issuer.

      This Schedule 13D relates to the Common Stock of the Company issuable upon conversion of the 8.0% Convertible Paid-in-Kind Preferred Stock purchased by MS Acquisition on August 8, 2000 (the "Preferred Stock"). The address of the principal executive office of the Company is 17855 North Dallas Parkway, Suite 2000, Dallas, Texas 75287.

Conversion Rights

      Each share of Preferred Stock shall be convertible at any time, or from time to time, unless previously redeemed by the Company, at the option of the holder thereof, into such number of shares of Common Stock as described below; provided, however, that a holder of Preferred Stock may not convert its shares of Preferred Stock into shares of Common Stock prior to the later of the expiration or termination of any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The number of shares of Common Stock issuable upon conversion of each share of Preferred Stock shall be equal to the result obtained by dividing (a) $1,000 by (b) the conversion price then in effect and (c) in the case of any fraction of a share of Preferred Stock, by multiplying such result by such fraction. The Conversion Price shall initially mean $1.5238 per share of Preferred Stock and thereafter shall be subject to adjustment from time to time pursuant to the terms of the Certificate of Designation of the Preferred Stock.


Item 3.     Source and Amount of Funds or Other Consideration

Acquisitions of Beneficial Ownership

The Preferred Stock Purchase Agreement

      Pursuant to the terms of that certain Preferred Stock Purchase Agreement, dated as of August 8, 2000, by and among MS Acquisition and the Company (the "Preferred Stock Purchase Agreement"), MS Acquisition purchased 4,500 shares of Preferred Stock of the Company at a price of $1,000 per share, for an aggregate purchase price of $4,500,000.

      The funds used by MS Acquisition in its acquisition of shares were drawn from the working capital of MS Acquisition and from funds held for investment.


Item 4.     Purpose of Transactions.

The Preferred Stock Purchase Agreement

      The Preferred Stock Purchase Agreement was entered into between the Company and MS Acquisition in order to provide an additional source of capital for the Company's ongoing operations, and to enhance the Company's short-term and long-term liquidity.

      Pursuant to the Preferred Stock Purchase Agreement, MS Acquisition agreed to acquire directly from the Company 4,500 shares of Preferred Stock at a price of $1,000 per share, for an aggregate purchase price of $4,500,000.

      The Item 2 Persons may buy or sell additional shares of Preferred Stock or Common Stock in the open market on such terms and at such times as the Item 2 Persons consider desirable. Any decision by the Item 2 Persons to increase, decrease or dispose of their position in the Company would be based upon factors, including but not limited to, the business of the Company, the price of the shares of the Preferred Stock or Common Stock, the terms and conditions of the transaction and prevailing market conditions.

      As previously disclosed on Schedule 13D, pursuant to the terms of a letter sent to the Company's board of directors, RCPI and certain investors have proposed to acquire the remaining outstanding shares of Common Stock of the Company at a price of $2.50 per share.


Item 5.  Interest in the Securities of the Issuer.

(a)

      MS Acquisition

      The aggregate number of shares of the Common Stock which MS
Acquisition may be deemed beneficially to own under Rule 13d-3 of the Act, assuming conversion of the Preferred Stock into Common Stock, is 19,321,005. This constitutes approximately 74.9% of the 25,806,888 shares of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by MS Acquisition) as of August 8, 2000.


      All Other Item 2 Persons

      Because of their direct or indirect ownership interests in, or control of, MS Acquisition, all other Item 2 Persons may be deemed beneficially to own under Rule 13d-3 of the Act, assuming conversion of the Preferred Stock into Common Stock, 19,321,005 shares of Common Stock. This constitutes approximately 74.9% of the 25,806,888 shares of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by the Item 2 Persons) as of August 8, 2000.

(b)

      MS Acquisition

      Assuming conversion of the Preferred Stock into Common Stock, MS Acquisition possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 15,835,033 shares of Common Stock. This constitutes approximately 61.4% of the 25,806,888 shares of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by the MS Acquisition) as of August 8, 2000.

      Assuming conversion of the Preferred Stock into Common Stock, MS Acquisition possesses the shared power to vote or direct the vote of 3,485,972 shares of Common Stock. This constitutes approximately 13.5% of the 25,806,888 shares of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by the MS Acquisition) as of August 8, 2000.

      However, MS Acquisition (including all other Item 2 Persons) disclaims beneficial ownership of the 3,485,972 shares of Common Stock which are subject to the Post-Merger Voting Agreement (as previously reported and described in Amendment No. 2 of Schedule 13D).


      All Other Item 2 Persons

      Because of their direct or indirect ownership interests in, or control of, MS Acquisition, assuming conversion of the Preferred Stock into Common Stock, all other Item 2 Persons possess the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of 15,835,033 shares of Common Stock. This constitutes approximately 61.4% of the 25,806,888 share of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by the Item 2 Persons) as of August 8, 2000.

      Because of their direct or indirect ownership interests in, or control of, MS Acquisition, all other Item 2 Persons possess the shared power to vote or direct the vote of 3,485,972 shares of Common Stock. This constitutes approximately 13.5% of the 25,806,888 shares of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by the MS Acquisition) as of August 8, 2000.

      However, all such Item 2 Persons (including MS Acquisition) disclaim beneficial ownership of the 3,485,972 shares of Common Stock which are subject to the Post-Merger Voting Agreement (as previously reported and described in Amendment No. 2 of Schedule 13D).

      Other than with respect to the rights created under the Post-Merger Voting Agreement, the Item 2 Persons possess no powers, rights or privileges with respect to such 3,485,972 shares of Common Stock. All other powers, rights and privileges with respect to such shares of Common Stock (including the right to vote on all matters unrelated to the election of directors and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities) remain with the record owners of such shares of Common Stock.


(c)
      As described in Items 3 and 4 of the 13D filed on June 23, 2000, MS Acquisition entered into a Preferred Stock Purchase Agreement with the Company on June 23, 2000. Pursuant to the Preferred Stock Purchase Agreement, MS Acquisition purchased 5,000 shares of Preferred Stock at a price of $1,000 per share. This transaction was consummated within the last sixty (60) days.

      As described in Items 3 and 4 of this Amendment, MS Acquisition entered into the Preferred Stock Purchase Agreement with the Company on August 2,2000. Pursuant to the Preferred Stock Purchase Agreement, MS Acquisition purchased 4,500 shares of Preferred Stock at a price of 1,000 per share. This transaction was also consummated within the last sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      As previously disclosed on Schedule 13D, MS Acquisition is a party to that certain Registration Rights Agreement, dated as of August 18, 1999 (the "Registration Rights Agreement"), by and among the Company and MS Acquisition, Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A. Watt (collectively, the "Former RMSI Shareholders"). Under the terms of the Registration Rights Agreement, MS Acquisition and the other Former RMSI Shareholders are granted certain demand and piggyback registration rights in respect of the Common Stock of the Company held by such parties. The Common Stock issuable upon conversion of the Preferred Stock purchased by MS Acquisition pursuant to the Preferred Stock Purchase Agreement is covered by the terms of the Registration Rights Agreement.


Item 7.     Material Filed as Exhibits.

Exhibit I     - -   Joint Filing Agreement among RMSI, MS Acquisition, MSSC,
                    RCPI and JRIC.

Exhibit II    - -   Voting Agreement, dated as of April 28, 1999, between
                    RMSI, Monroe & Company II, LLC, Joseph T. Casey, Glenn F.
                    Gillam, Douglas H. Holstein, Gerald R. Leonard, Sidney D.
                    Rogers, Jr. and Thomas R. Studer.

Exhibit III   - -   Agreement and Plan of Merger, dated as of April 28, 1999,
                    by and among the Company, RMSI, MS Acquisition, Ronald D.
                    Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A.
                    Watt.

Exhibit IV    - -   Form of Certificate of Merger and Exhibit A to
                    Certificate of Merger.

Exhibit V     - -   Post-Merger Voting Agreement, by and among MS
                    Acquisition, Ronald D. Pedersen, Bruce A. Butler, Gary R.

                    Guffey, Jeffrey A. Watt, Monroe & Company, LLC and JLM Management Company, LLC.

Exhibit VI    - -   Registration Rights Agreement, dated as of August 18,
                    1999, by and among Merkert American Corporation, MS
                    Acquisition Limited, Ronald D. Pedersen, Bruce A. Butler,
                    Gary R. Guffey and Jeffrey A. Watt.

Exhibit VII   - -   Joint Filing Agreement among MS Acquisition, MSSC, RCPI,
                    JRIC, Rochon, Bouras and Byrd.

Exhibit VIII  - -   Common Stock Purchase Agreement, dated as of January 7,
                    2000, by and between Marketing Specialists Corporation and MS Acquisition Limited.

Exhibit IX    - -   Common Stock Purchase Agreement, dated as of March 30,
                    2000, by and between Marketing Specialists Corporation and MS Acquisition Limited.

Exhibit X     - -   Stockholders Agreement, dated as of March 30, 2000, by
                    and among Marketing Specialists Corporation, First Union
                    Investors, Inc. and MS Acquisition Limited.

Exhibit XI    - -   Letter, dated as of June 7, 2000, from Richmont Capital
                    Partners I, L.P. to the board of directors of Marketing
                    Specialists Corporation.

Exhibit XII   - -   Certificate of Designation of the Powers, Preferences and
                    Relative, Participating, Optional and Other Special
                    Rights of 8.0% Convertible Paid-In-Kind Preferred Stock and Qualification, Limitations and Restrictions thereof, dated June 22, 2000.

Exhibit XIII  - -   Preferred Stock Purchase Agreement, dated as of June 23,
                    2000, by and between Marketing Specialists Corporation and MS Acquisition Limited.

Exhibit XIV   - -   Preferred Stock Purchase Agreement, dated as of August 8,
                    2000 by and between marketing Specialists Corporation and MS Acquisition Limited.*


* Filed with this Amendment.




                                 SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  August 8, 2000                         MS ACQUISITION LTD.

                                          By:  MSSC Acquisition Corporation,
                                               General Partner

                                               By:    /s/ Nick G. Bouras
                                                   ---------------------------
                                               Name:  Nick G. Bouras
                                               Title: Vice President






                               EXHIBIT INDEX


Exhibit           I - Joint Filing Agreement among RMSI, MS Acquisition,
                  MSSC, RCPI and JRIC

Exhibit II -      Voting Agreement, dated as of April 28, 1999,
                  between RMSI, Monroe & Company II, LLC,
                  Joseph T. Casey, Glenn F. Gillam, Douglas H. Holstein,
                  Gerald R. Leonard, Sidney D. Rogers, Jr. and Thomas R. Studer

Exhibit III -     Agreement and Plan of Merger, dated as of April 28, 1999,
                  by and among the Company, RMSI, MS Acquisition, Ronald D.
                  Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey
                  A. Watt

Exhibit IV -      Form of Certificate of Merger and Exhibit A to
                  Certificate of Merger

Exhibit V -       Post-Merger Voting Agreement, by and among MS Acquisition,
                  Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey, Jeffrey
                  A. Watt, Monroe & Company, LLC and JLM Management
                  Company, LLC

Exhibit VI -      Registration Rights Agreement, dated as of August 18, 1999, by and among Merkert American Corporation, MS Acquisition
                  Limited, Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A. Watt.

Exhibit VII -     Joint Filing Agreement among MS Acquisition, MSSC,
                  RCPI, JRIC, Rochon, Bouras and Byrd.

Exhibit VIII -    Common Stock Purchase Agreement, dated as of
                  January 7, 2000, by and between Marketing Specialists
                  Corporation and MS Acquisition Limited.

Exhibit IX -      Common Stock Purchase Agreement, dated as of March
                  30, 2000, by and between Marketing Specialists
                  Corporation and MS Acquisition Limited.

Exhibit X -       Stockholders Agreement, dated as of March 30, 2000, by and among Marketing Specialists Corporation, First Union
                  Investors, Inc. and MS Acquisition Limited.

Exhibit XI -      Letter, dated as of June 7, 2000, from Richmont
                  Capital Partners I, L.P. to the board of directors of Marketing Specialists Corporation.

Exhibit XII -     Certificate of Designation of the Powers, Preferences and
                  Relative, Participating, Optional and Other Special Rights of 8.0% Convertible Paid-In-Kind Preferred Stock and
                  Qualification, Limitations and Restrictions thereof, dated June 22, 2000.

Exhibit XIII -    Preferred Stock Purchase Agreement, dated as of
                  June 23, 2000, by and between Marketing Specialists
                  Corporation and MS Acquisition Limited.

Exhibit XIV -     Preferred Stock Purchase Agreement, dated as of
                  August 8, 2000 by and between marketing Specialists
                  Corporation and MS Acquisition Limited.*

*Filed with this Amendment